ASANKO GOLD ANNOUNCES Q2 2017 PRODUCTION RESULTS

Q2 2017 Highlights:

  Quarterly gold production of 46,017 ounces and gold sales of 48,461 ounces, 2017 production guidance of 230,000 – 240,000 ounces maintained

  US$60 million in gold revenue at an average realized price of US$1,238 per ounce

  Grade control drilling confirms accuracy of updated Nkran MRE to within 2% during the last three months

  P5M volumetric upgrades to increase plant throughput to 5Mtpa completed ahead of schedule and within budget

  Industry-leading safety record maintained with a rolling 12 month LTIFR of 0.20

  Strong balance sheet with unaudited cash and immediately convertible working capital balances of approximately US$59.2 million (June 30, 2017)

Vancouver, British Columbia, July 19, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) announces production results for the second quarter of 2017 (“Q2”) from the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. Q2 operating and financial results will be published on August 3, 2017, conference call and webcast details below.

Commenting on the quarter’s performance, Peter Breese, President and CEO, said “As previously guided, we anticipated gold production this quarter would be lower for three reasons: we mined a low grade zone in the Nkran pit, we ramped up mining activities at the newly established Akwasiso pit and we had temporary shutdowns in the processing plant to accommodate the installation of the volumetric upgrades from 3.6Mtpa to 5Mtpa, which have now been completed ahead of schedule.

Looking ahead, we expect the second half of the year to be stronger as we see the benefits of the plant operating at the annualized rate of 5Mtpa, the grade at Nkran improving, as we mine through the low grade zone, and the Akwasiso pit delivering planned grades and tonnages. We therefore maintain our 2017 production guidance.”

Mining
As anticipated, mining operations continued to work through a low grade section of the orebody in the centre of the Nkran pit with grades averaging 1.5 g/t. In addition, pre-stripping and mining operations commenced at Akwasiso. Ore mining rates for the AGM during the quarter averaged 350,000 tonnes per month (“tpm”) at an average mining grade of 1.5 g/t and a slight increase in the strip ratio to 6.2:1, as a result of the waste mining in the western wall push back and the development of the Akwasiso pit.

The western wall pushback sequence of cut 2 commenced during Q2 and incorporated the geotechnical design changes implemented as part of the recommendations by SRK which included an additional 1.1 million tonnes of waste material in the slump area on the western wall. The focus for the quarter was to progress down to the west wall design elevation, which was in mostly oxide and transition waste material. Once the design elevation was reached, the cut back mining operations were relocated to commence on the south east sequence of cut 2, which will continue in this area throughout the remainder of 2017.

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Mining operations commenced at Akwasiso, our largest satellite deposit, during Q2 with site establishment and waste removal to facilitate ore mining. Early ore mining focused on previously disturbed surface material from historic artisanal workings which resulted in low grades reporting to the mill. This is expected to improve once the main Akwasiso deposit is exposed and mining operations ramp up to approximately 70,000tpm of ore in Q3 2017.

AGM Key Mining Statistics	Units	Q1 2017	Q2 2017
Total Tonnes Mined	000 t	6,637	7,506
Waste Tonnes Mined	000 t	5,620	6,458
Ore Tonnes Mined	000 t	1,017	1,048
Strip Ratio	W:O	5.5:1	6.2:1
Average Gold Grade Mined	g/t	1.8	1.5

Resource Reconciliation
Mining operations adopted the new CSA Global Mineral Resource Estimate (“MRE”) and grade control estimation process during Q1 2017, which were fully implemented by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017. A reconciliation process has commenced to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the MRE.

The initial reconciliation between the resource model and the grade control model for the months of May, June and July has confirmed a close correlation of 2% between the two models, confirming the AGM global MRE. Work is now underway on the rest of the reconciliation process to validate the design of mining polygons and mining dilution management through to gold production. These results will be published in the coming quarters once sufficient operational data has been collected.

Processing
During Q2, the processing plant’s throughput performance was marginally less than the previous quarter and just under the annualized rate of 3.6Mtpa. As previously announced, the lower throughput was the result of planned downtimes in the process facility to enable the P5M upgrade tie-ins. Metallurgical recoveries continued to exceed design levels at 94%.

AGM Key Production Statistics	Units	Q1 2017	Q2 2017
Ore Treated	000 t	908	887
Gold Feed Grade	g/t	2.0	1.7
Gold Recovery	%	95	94
Gold Produced	oz	58,187	46,017

Project 5 Million (“P5M”)
During Q2, the P5M volumetric upgrades were completed a month ahead of schedule and within budget. Work included the upgrade of the tailings dam line and pumping systems. While plant commissioning will continue throughout Q3 2017, some significant early results have been achieved, with the upgraded plant running on a campaign basis at 625 tonnes per hour (equivalent to 5Mtpa) for significant periods of time. As the mining operations at Akwasiso ramp up during Q3 2017 and the P5M tie-ins are bedded down, the plant is expected to run at 5Mtpa on a consistent basis.

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The recovery upgrades are due to be completed and commissioned before the end of Q4 2017 and include an extra Knelson gravity gold concentrator, a second Intensive Leach Reactor, an increase in the oxygen plant’s capacity to 15 tonnes per day and an additional electrowinning cell in the gold room.

Health and Safety
There were no lost time injuries (“LTI”) reported during the quarter and the 12-month rolling lost time injury frequency rate (“LTIFR”) per million man hours worked is 0.20.

Sales and Liquidity

Gold production for the quarter was 46,017 ounces with gold sales of 48,461 ounces at an average realized price of US$1,238 per ounce, generating gold sales revenue of US$60 million.

At June 30, 2017 the Company’s balance sheet had approximately US$55.0 million in unaudited cash, US$0.4 million in gold receivables and US$3.8 million in dore (with a market value of US$4.6 million). The Company has no significant current long term debt obligations, with its first principal repayment on its US$150 million debt facility not due until July 1, 2018.

Q2 2017 Operating and Financial Results Conference Call & Webcast Details:
Management will host a conference call and webcast at 9am EST on Thursday, August 3, 2017 to discuss the Q2 2017 operating and financial results, which will be published on the same day.
Details below.
US/Canada Toll Free:	800 905 9496
UK Toll Free:	0800 496 1454
International:	+ 1 212 271 4615

Webcast:
Please click on the link: https://cc.callinfo.com/r/17b600pojy7rl&eom

Replay
A recorded playback will be available approximately two hours after the call until September 3, Asanko Gold Inc. - Exhibit 99.1 -
US/Canada Toll Free:	800 558 5253
International:	+1 416 626 4100
Passcode:	21855191

Enquiries:
For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1 855 246 7341
Telephone: +44 7932 740 452
Email: alex.buck@asanko.com

Ryan Walchuck, VP Corporate Development and Investor Relations
Telephone: +1 778 986 2000
Email: ryan.walchuck@asanko.com

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About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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